BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                               OF NOVEMBER 3, 2003
                               -------------------

          On November 3, 2003 at 4:00 p.m., the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at the company's head office, the legal quorum being present, under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deliberating on the Disclosure Committee's proposals with respect to changes in the Corporate Policy on Disclosure of Material Information and the Corporate Policy and Procedure on Insider Trading Banco Itau Holding Financeira S.A., instituted pursuant to CVM (Brazilian Securities Commission) Instructions 358 and 369.

          Following due examination, those present unanimously decided to approve the following proposals:

     I    - CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION

            - to alter the wording of sub-item 1.2.1, of paragraphs "a" and "b" of item 3.2 and of item 5.3, as follows:

  "1.2.1 In addition to the Investor Relations Officer, the Disclosure Committee shall be comprised by at least two members of the Board of Directors to be appointed by the Board itself and by the officers responsible for the Areas of Economic Control, Marketing and Development Support and Legal Consulting (Diretoria Juridica Contratual, Societaria e de Negocios) of Banco Itau S.A., and the Committee shall have meetings whenever summoned by the Investor Relations Officer.

  ...
  3.2. The following persons shall be deemed related to the company:

    a) (i) their direct or indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council and any bodies with technical or consulting duties created under its by-laws; (ii) the same persons in a controlling, controlled - these to be under the effective management of the company -, or affiliated company having privileged access to any relevant information;

    b) the employees of the company, or of its controlling, controlled - these to be under the effective management of the company -, or affiliated company(ies), who, because of their rank, function or position, have privileged access to any relevant information;

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MEETING OF THE ADMINISTRATIVE COUNCIL OF NOVEMBER 3, 2003 OF BANCO ITAU HOLDIND
FINANCEIRA S.A.                                                          Page.2


  5.3. The persons related to the company (sub-item 3.2.) shall comply with the POLICY upon the signature of the appropriate declaration (annex 1), when they are hired, appointed, promoted or transferred, or become aware of any relevant information, upon which moment they will state their knowledge of the terms of the POLICY and their commitment to comply therewith."

       II   - CORPORATE POLICY AND PROCEDURE ON INSIDER TRADING

            - to alter the wording of sub-item 1.3.1, of item 3.1 and of sub-items 3.1.1 and 3.4.1, as follows:

  "1.3.1. In addition to the Investor Relations Officer, the Committee shall be comprised by at least two members of the Board of Directors, to be nominated by the Board itself and by the officers responsible for the Areas of Economic Control and Legal Consulting (Diretoria Juridica Contratual, Societaria e de Negocios) of Banco Itau S.A., and the Committee shall meet upon the call of the Investor Relations Officer.


  ...
  3.1. The Company and the persons restricted from trading (section 2.1) may not trade in the Company's securities, or any other financial instrument linked to the Company's securities, from the date they acknowledge possession of material non-public information until the day of the disclosure of material information to the public.

  3.1.1. The Investor Relations Officer may extend the black-out period mentioned in section 3.1., beyond the day of the disclosure of the material information whenever, at his/her discretion, trading may damage the Company or the Company's shareholders.

  ...
  3.4.1. For a period of 15 (fifteen) days before disclosure of the Company's quarterly results under the Brazilian corporate law method (ITR) and annual results under the Brazilian corporate law method (DFP and IAN) until the day of the disclosure, or the day of the announcement to the shareholders as set forth in Annex A; "

          In order to comply with the provisions of the Policies, it was additionally and unanimously decided to appoint Councilor Alcides Lopes Tapias as a member of the Disclosure Committee and the Compliance Committee of Banco Itau Holding Financeira S.A., together with the Councilors Alfredo Egydio Arruda Villela Filho and Roberto Teixeira da Costa.

          Finally, it was decided to consolidate the wording of the said Policies as set out in Annexes I and II, the latter becoming an integral part of the minutes to this meeting.


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MEETING OF THE ADMINISTRATIVE COUNCIL OF NOVEMBER 3, 2003 OF BANCO ITAU HOLDIND
FINANCEIRA S.A.                                                          Page.3


Further, authorization was granted for taking all the appropriate and necessary measures for compliance with the legal requirements.

          The agenda having been completed, the meeting was declared closed. The respective minutes having been transcribed, read and approved, were signed by all. Sao Paulo-SP, November 3, 2003. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.





                                        ALFREDO EGYDIO SETUBAL
                                      Investor Relations Director